                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE TO
                                 (Rule 13e-4)
           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934
                      (Amendment No. 2 - Final Amendment)

                         WATCHGUARD TECHNOLOGIES, INC.
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                      (Name of Subject Company (Issuer))

                         WATCHGUARD TECHNOLOGIES, INC.
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                      (Names of Filing Person (Offeror))

            OPTIONS TO PURCHASE COMMON STOCK WITH AN EXERCISE PRICE
                         EQUAL TO OR GREATER THAN $15
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                        (Title of Class of Securities)

                                   941105108
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                     (CUSIP Number of Class of Securities)

                             CHRISTOPHER G. SLATT
               Chief Executive Officer and Chairman of the Board
                       505 Fifth Avenue South, Suite 500
                          Seattle, Washington  98104
                                (206) 521-8340
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           (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Person)

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                                  Copies to:
                               STEPHEN M. GRAHAM
                                 ALAN C. SMITH
                      Orrick, Herrington & Sutcliffe LLP
                         719 Second Avenue, Suite 900
                          Seattle, Washington  98104
                                (206) 839-4300
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                           CALCULATION OF FILING FEE

          Transaction Valuation*                 Amount of Filing Fee
          ----------------------                 --------------------
                $7,332,731                              $1,467

*Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,866,559 shares of WatchGuard common stock having an aggregate value of $7,332,731 as of June 25, 2001, will be cancelled and exchanged pursuant to the Offer. The aggregate value of the options was calculated using the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Exchange Act, equals 1/50th of one percent of such value.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
     Amount Previously Paid:  $1,467
     Form or Registration No.:  Schedule TO-I
     Filing party:  WatchGuard Technologies, Inc.
     Date Filed:  July 3, 2001

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:
     [_]  third-party tender offer subject to Rule 14d-1.
     [X]  issuer tender offer subject to Rule 13e-4.
     [_]  going-private transaction subject to Rule 13e-3.
     [_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]
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                             INTRODUCTORY STATEMENT

     This Amendment No. 2 (final amendment) to the Tender Offer Statement on Schedule TO filed by WatchGuard Technologies, Inc. with the SEC on July 3, 2001 (the "Schedule TO"), reports the final results of our offer to eligible optionholders to exchange, for compensatory purposes, all outstanding options to purchase WatchGuard common stock granted under our 1996 Stock Incentive Compensation Plan and 2000 Stock Option Plan that (a) have an exercise price equal to or greater than $15 and (b) were granted to a participating optionholder within the six months preceding the date on which the options are cancelled that have a lower exercise price than any option that optionholder tenders, including any such options with an exercise price of less than $15, for replacement options to purchase WatchGuard common stock, upon the terms and subject to the conditions described in the Offering Memorandum dated July 2, 2001 and the accompanying forms of Election Form, Notice of Change of Election and Agreement to Grant Replacement Option, each as amended by the Supplemental Memorandum dated July 13, 2001 and Amendment No. 1 to the Schedule TO, filed with the SEC on July 16, 2001.

Item 4.   Terms of the Transaction.

     Item 4 of the Schedule TO is hereby amended to add the following sentences:

     The Offer expired at 9:00 p.m., Pacific time, on July 31, 2001. Pursuant to the Offer, we have accepted for cancellation and exchange options to purchase 2,106,347 shares of WatchGuard common stock, representing approximately 80.1% of the options eligible to be tendered pursuant to the Offer. Upon the terms and subject to conditions of the Offer, we will grant replacement options to purchase 2,106,347 shares of WatchGuard common stock on the Replacement Grant Date in exchange for the options surrendered in the Offer.

                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       WatchGuard Technologies, Inc.

Date:  August 8, 2001                  /s/ CHRISTOPHER G. SLATT
                                       ---------------------------------------
                                       Christopher G. Slatt
                                       Chief Executive Officer and Chairman of
                                       the Board